Exhibit 107.1
CALCULATION OF FILING FEE TABLE
Schedule TO
(Form Type)

Ironwood Institutional Multi-Strategy Fund LLC
(Name of Issuer)

Ironwood Institutional Multi-Strategy Fund LLC
(Name of Person(s) Filing Statement)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,406,513,831(1)	0.00013810	$194,239.56(2)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$1,406,513,831(1)
Total Fees Due for Filing			$194,239.56(2)
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$194,239.56(2)

(1)
Calculated as the aggregate maximum value of limited liability company interests (“Units”) of Ironwood Institutional Multi-Strategy Fund LLC (the “Company”) being purchased, based upon 20% of the net asset value of the Company as of July 31, 2026.

(2)	Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.